National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, TX 77036
PHONE 713-346-7500
FAX 713-346-7995
May 23, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Ethan Horowitz

RE:	National Oilwell Varco, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 23, 2011 (“2010 Form 10-K”) File No. 001-12317
Ladies and Gentlemen:
This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on May 3, 2011 by letter dated May 2, 2010. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in our 2010 Form 10-K.
Form 10-K for Fiscal Year Ended December 31, 2010
General
1.	We note from publicly available company profiles and analyst reports that you have conducted business in and exported to Iran. We also note publicly available profiles for managers for your company in the Syria, Turkey and Jordan region. We note from an October 2010 news article that your company may have supplied a blowout preventer to a rig in Cuba. Finally, we note from pages 16 and 20 of your Form 10-K that you have operations in Africa.

Sudan, located in Africa, and Iran, Syria and Cuba are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about business contacts with these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, whether through subsidiaries or other direct or indirect arrangements. Your response should also describe any services or products you have provided to Iran, Syria, Sudan or Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by these governments.
Response: Prior to 2007, the Company, through independent foreign subsidiaries, conducted some business in Syria and Iran, but the total sales were immaterial. The Company has also disclosed, in a separate inquiry with the SEC’s Division of Enforcement, certain direct and indirect activities, including those by the Company’s independent foreign subsidiaries, in which goods may have had a final destination in Sudan or Cuba. These sales were also immaterial. In late 2007, the Company implemented a new policy prohibiting new sales, either direct or indirect, to Iran. The Company has not engaged in any activities in Iran, Sudan or Cuba since 2009 and does not intend to engage in any activities in these countries in the future.
One of the Company’s independent foreign subsidiaries is currently engaged in a very limited number of projects in Syria. The total sales for these few projects are immaterial. The Company is not accepting any new business related to Syria and, as soon as the current projects are complete, will have no further business contacts with Syria. The contracts for the current Syrian projects are in compliance with US and local law.
2.	Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to our foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba, and should discuss the possibility for reputational harm from your joint venture with Schlumberger and your relationship Samsung Heavy Industries. In this regard, we note that your joint venture partner Schlumberger states on its website that it has operations in Iran, Syria, Sudan and Cuba. We note also that your significant customer Samsung Heavy Industries’ parent has an office in and conducts business in Iran.

Response: From January 1, 2008 to December 31, 2010, (during which time period the Company’s independent foreign subsidiaries were winding down any remaining activities in Iran and Syria) as disclosed to the SEC’s Division of Enforcement, through the Company’s internal investigation, in addition to sales described in number 1 above to Iran, Sudan or Syria, the Company identified certain other sales for which the Company’s customer may have shipped or used goods in Cuba. For the period January 1, 2008 to December 31, 2010, direct sales identified to date to these countries were less than 0.3% of total revenues. Therefore, on a quantitative basis, the Company’s direct contacts with these countries are immaterial.
As noted in our response to comment no. 1, the Company does not currently engage in any business activities in Sudan, Iran or Cuba. The Company’s current limited business contacts in Syria are winding down. The Company does not intend to engage in any activities in any of these countries in the future. Therefore, the Company does not believe its current limited contacts in Syria or its prior limited contacts in any of the four countries in question based on contracts entered into before 2007 are material on a qualitative basis.
As to Schlumberger and Samsung Heavy Industries, we have disclosed these relationships in our Form 10-K and have not received any indication from any investor or potential investor that these relationships are problematic nor are we aware of any information or market data that indicates the Company has, or could possibly suffer, any reputational harm as a result of these relationships.
3.	We note the disclosure on page 20 regarding government inquiries related to compliance with export trade laws and regulations and your subsequent internal review. Please tell us the nature of the actions underlying the inquiries and the countries involved.
Response: The SEC’s Division of Enforcement is familiar with these inquiries. The review concerned the extent to which the Company had conducted business with Iran, Cuba, and Sudan through foreign subsidiaries and information related to any such business. Ms. Tracy Price can provide information regarding the nature of the inquiries and the countries involved.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Executive Summary, page 36
4.	We note you have presented certain non-GAAP measures in your filing such as diluted earnings per share excluding intangible asset impairment and transaction, devaluation and voluntary retirement charges and operating profit excluding transaction charges. However, it does not appear that the presentation of these non-GAAP measures is accompanied by a clearly understandable reconciliation to the most directly comparable GAAP measures. Please confirm that you will provide this type of reconciliation in connection with the future presentation of any non-GAAP measures. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response: The Company will provide this type of reconciliation in connection with the future presentation of any non-GAAP measures.
Financial Statements
Notes to Consolidated Financial Statements
Note 10 — Employee Benefit Plans, page 81
5.	It does not appear that you have provided all of the required disclosures regarding your defined-contribution benefit plans. For example, it does not appear that you have provided the required disclosures regarding amounts recorded in accumulated other comprehensive income related to these plans. It also does not appear that you have provided disclosure regarding the assumed health care cost trend rate used to measure your benefit costs. Please revise to provide the disclosures prescribed by FASB ASC 715-20-50.
Response: The total liability for defined-contribution benefit plans as well as the amount related to these plans recorded in accumulated other comprehensive income at December 31, 2010, was not material to the Company’s financial position, cash flow or results of operations. Specifically, the estimated liability represented by the funded status of the Company’s plans at December 31, 2011 was $102 million (0.4% of total assets). A one percentage point increase in the assumed health care cost trend rate for 2011 will increase the obligation by $2.2 million (0.09% of total operating profit), and a one percentage point reduction will decrease the obligation by $1.9 million (0.08% of total operating profit). In addition, the cumulative loss related to defined benefit plans recorded in Other Comprehensive Income at December 31, 2011 was $48 million (0.2% of total assets). Due to the immateriality of our defined-contribution benefit plans, the Company does not believe additional disclosure is necessary.
Note 12 — Commitments and Contingencies, page 85
6.	We note your disclosure stating that your total liability related to claims, regulatory agency audits, and pending or threatened legal actions cannot be determined at December 31, 2010. Your disclosure also states that any ultimate liability related to these matters, to the extent not otherwise provided for, will not materially affect your financial position, cash flow, or results of operations. Please describe any matters for which you have recorded a contingent liability (i.e., the amounts that have been provided for, as indicated in your footnote) pursuant to FASB ASC 450-20-25. In addition, with regard to contingencies for which you have not recognized a liability, please provide disclosure regarding management’s assessment of the probability that a liability has been incurred and the related possible loss or range of loss. Refer to FASB ASC 450-20-50-3 through 450-20-50-4.
Response: The Company has assessed all contingencies it believes to be probable or reasonably possible, and determined that the estimated liability for those matters individually and in aggregate will not materially affect the Company’s financial position, cash flow or results of operations. These estimated liabilities are based on the Company’s assessment of the nature of these matters, their progress toward resolution, the advice of legal counsel and outside experts, as well as management’s intention and experience. The Company will address the foregoing in its future disclosures.
Form 8-K filed April 27, 2011
7.	We note you present an EBITDA measure and a corresponding reconciliation to net income. However, your reconciliation and definition of EBITDA presented includes an additional adjustment for transaction and devaluation costs, the inclusion of which does not conform to the specifically defined measure, EBITDA, as described in Item 10(e)(1)(ii)(a) of Regulation S-K. Please confirm that you will revise future public disclosures to reflect the proper measure for EBITDA or that you will revise your disclosures to more accurately depict the non-GAAP measure you are presenting.
Response: The Company will revise future public disclosures to reflect the proper measure for EBITDA and revise its disclosures to more accurately depict the non-GAAP measure it is presenting.
In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 346-7550.

Sincerely,
/s/ Dwight W. Rettig
Dwight W. Rettig
Senior Vice President, General Counsel and Secretary